1995 MANAGEMENT


Alan C.  Jones, President & CEO
Ronald E.  Dove, Director of Operations
Ross E.  Dwinell, President of Grocers Insurance Group, Inc.
George P. Fleming, Ass't Secretary, President of United Resources, Inc. Ralph P. Matile III, Medford Division Manager
R.  David May, President of Rich & Rhine, Inc.
Keith A.  Miller, Director of Purchasing & Marketing
James E.  Robinson, President of Thriftway Stores, Inc.
Susan D.  Weber, Director of Human Resources
John W.  White, Vice President & CFO
John M.  Willis, Director of Foodservice




BOARD OF DIRECTORS
Top Row, left to right

Raymond L.  Nidiffer
C&K Market, Inc. - Term expires l997
Chairperson:  Facility Planning Committee
Member:  Executive Finance Committee

H.  Richard Leonard
Market Basket Thriftway - Term expires l998
Member:  Executive Finance Committee

Gordon E.  Smith
Vernonia Sentry & Food Basket Market Place Select
Term expires l998
Member:  Audit Committee

David  D.  Neal
SMN Company - Term expires l997
Chairperson:  Bylaw Review Committee
Member:  Audit Committee

Dennis K.  Blasingame
DA Boys Market - Term expires l996
Chairperson:  Audit Committee


Bottom Row, left to right

Peter J.  O'Neal, Vice Chairman
Quality Food Investments, Inc.
Term expires l997
Chairperson:  Executive Finance Committee
Member:  Facility Planning Committee
Member:  Compensation Committee

Craig T Danielson, Chairman
Dan, Inc., Oregon - Term expires l996
Chairperson:  Compensation Committee
Member:  Executive Finance Committee

Dean F.  Ryan
Tops Sentry Market - Term expires l998
Member:  Facility Planning Committee

Not pictured

James C.  Vickers
J.C.  Market, Inc. - Term expires l996
Chairperson:  Nominating Committee
Member:  UGPAC Legislative Committee

SUMMARY OF NET SALES AND OPERATIONS

                                                        (Dollars in Thousands)

                                     For Fiscal Year Ended
                   September 29, 1995  September 30, 1994   October 1, 1993
                   ==================  ==================   ===============
                               Percentage        Percentage         Percentage
                               of Total          of Total           of Total
Product or            Revenue  Revenue   Revenue Revenue   Revenue  Revenue
Service
----------            -------  --------  ------- -------   -------  -------
Grocery<F1>            432,499  42.48    399,803   41.87   370,237   42.20
Dairy & Deli           105,263  10.34    105,336   11.04    97,425   11.11
Meat                    83,227   8.17     86,893    9.11    86,115    9.82
Produce                 49,108   4.82     47,709    5.00    46,462    5.30
Frozen Foods            53,992   5.30     53,803    5.64    49,078    5.60
General Merchandise     45,165   4.44     45,285    4.75    42,494    4.85
Institutional<F2>      206,312  20.26    179,422   18.81   155,572   17.74
Retail Services         18,284   1.80     14,169    1.49     7,683     .88
Store Finance            3,117    .30      3,846     .41     2,374     .27
Distribution Segment   996,967  97.91    936,266   98.12   857,440   97.77
Insurance Segment       21,281   2.09     17,954    1.88    19,545    2.23
  TOTAL             $1,018,248 100.00   $954,220  100.00  $876,985  100.00

<F1> Grocery revenues include sales from retail stores operated on a temporary basis.
<F2> Institutional revenues include sales of all product lines.





SELECTED CONSOLIDATED FINANCIAL DATA
                                                        (Dollars in Thousands)

                                     For Fiscal Year Ended
                   Sept. 29,    Sept. 30,    Oct. 1,    Oct. 2    Sept. 27
                    1995         1994         1993       1992       1991
                   ========    ==========  ========    ==========  ========
Net sales and      $1,018,248  $954,220    $876,985    $896,587     $882,878
 operations
Net income              1,379     1,563       1,714       2,723        1,712
Total assets          322,456   306,836     285,342     261,289      249,205
Long-term             115,624   114,669     105,539     104,645       98,685
 obligations


No dividends on common stock have been declared during any of the fiscal years presented.

Sales are reported on a 52/53 week year basis. The year ending October 2, 1992 was 53 weeks, all other years are 52 weeks.

The amounts prior to 1993 have been restated to reflect charges in accounting for inventories, income taxes and investments as described in the notes to financial statements. The amounts for 1993 have been restated to reflect changes in accounting for reinsurance as described in the notes to financial statements.

ANNUAL 10-K REPORT
Stockholders may obtain a copy of the Company's 1995 Form 10-K Report filed with the Securities and Exchange Commission without charge by writing to John White, Vice President, United Grocers, Inc., Box 22187, Portland, OR 97269.

A BRIEF REVIEW
United Grocers, Inc. (United) an Oregon corporation organized in 1915, taxed as a cooperative, is a wholesale grocery distributor. It supplies groceries and related products to retail grocers located in Oregon, western Washington, and northern California. United's goal is to supply grocery products to retailers at prices which enable them to compete effectively in the retail market, and to furnish them other services, such as marketing assistance, engineering, accounting, financing, and insurance, which are important to the successful operation of a retail grocery business.

United also sells groceries and related products to restaurants, and other institutional buyers, as well as to retailers who are not members. These sales are through company-owned Cash and Carry stores located throughout its marketing areas.

Board of Directors
United Grocers, Inc.



                         INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying consolidated balance sheets of United Grocers, Inc. and subsidiaries as of September 29, 1995 and September 30, 1994, and the related consolidated statements of income, members' equity and cash flows for each of the three years in the period ended September 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Grocers, Inc. and subsidiaries as of September 29, 1995 and September 30, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 29, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for investments in 1994-95. Also, as discussed in Notes 4 and 11, the Company changed its method of accounting for inventories in 1992-93 and for reinsurance in 1993-94.


Portland, Oregon
December 14, 1995

                                                          DeLap, White & Raish

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 29, 1995 AND SEPTEMBER 30, 1994


                                    ASSETS

                                                  1995              1994
                                                --------          --------
Current assets:
 Cash and cash equivalents                   $ 13,045,456      $ 12,984,028
 Investments maintained for
  insurance reserves (Note 1.d.  & f.
  & 2)                                         40,809,762        36,939,578
 Accounts and notes receivable
  (Note 3 & 11)                                70,706,049        60,290,461
 Inventories (Note 1.e.  & 4)                  81,477,754        74,307,422
 Other current assets (Note 11 & 13)            3,870,703         5,367,295
 Deferred income taxes (Note 9)                 2,537,323         2,811,914
                                             ------------      ------------

  Total current assets                        212,447,047       192,700,698
                                             ------------      ------------



Non-current assets:
 Notes receivable (Note 3)                     21,950,478        33,155,543
 Investment in and accounts with
  affiliated companies (Note 1.c.  & 16)        8,392,281         7,832,484
 Other receivables and investments              6,869,895         6,899,133
 Other non-current assets (Note 5)             11,668,590         7,730,575
                                             ------------      ------------

  Total non-current assets                     48,881,244        55,617,735
                                             ------------      ------------



Property, plant and equipment - (net
 of accumulated depreciation) (Note 6)         61,127,772        58,517,120
                                             ------------      ------------


  Total                                      $322,456,063      $306,835,553
                                             ============      ============












The accompanying notes are an integral part of this financial statement.

                        LIABILITIES AND MEMBERS' EQUITY

                                                  1995              1994
                                             ------------      ------------
Current liabilities:
 Notes payable - bank (Note 7)               $ 48,515,543      $ 31,020,667
 Accounts payable                              60,461,117        64,629,410
 Insurance reserves supported by
  investments (Note 1.f., 2 and 11)            29,958,678        32,038,408
 Compensation and taxes payable                 3,118,827         2,952,534
 Other accrued expenses                         3,662,495         3,159,900
 Members' patronage payable (Note 10)           6,646,867         6,865,736
 Current installments on long-term
  liabilities (Note 8)                          7,573,215         6,776,197
                                             ------------      ------------
  Total current liabilities                   159,936,742       147,442,852

Long-term liabilities (Note 8)                115,623,670       114,669,266

Deferred income taxes (Note 9)                  3,651,247         3,744,109

Deferred income (Note 14)                         886,917           554,469
                                             ------------      ------------
  Total liabilities                           280,098,576       266,410,696
                                             ------------      ------------
Commitments and contingencies (Note 18)

Members' equity:
 Common stock (authorized, 10,000,000
  shares at $5.00 par value; issued
  and outstanding, 655,663 shares in
  1995 and 619,881 shares in 1994)
  (shares owned by a member in excess
  of 4,000 are subject to repurchase
  Note 1.l.  & m.)                              3,278,315         3,256,080
 Additional paid-in capital                    23,956,797        22,472,564
 Retained earnings                             14,923,491        14,696,213
 Unrealized gain on investments (Note 2)          198,884             --
                                             ------------      ------------
  Total members' equity                        42,357,487        40,424,857
                                             ------------      ------------
  Total                                      $322,456,063      $306,835,553
                                             ============      ============

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
    YEARS ENDED SEPTEMBER 29, 1995, SEPTEMBER 30, 1994, AND OCTOBER 1, 1993


                                   1995             1994            1993
                              --------------    ------------    ------------
Net sales and operations      $1,018,248,456    $954,220,350    $876,985,353
                              --------------    ------------    ------------
Costs and expenses:
 Cost of sales (Note 1.e.)       870,097,228     816,721,077     749,447,130
 Operating expenses              101,029,068      93,991,529      88,046,293
 Selling and administrative
  expenses                        10,872,432       9,533,741       9,441,916
 Depreciation (Note 1.g.  & 6)                       5,952,576     5,609,779
4,737,401
 Interest:
  Interest expense                12,773,947       9,156,822       8,217,017
  Interest income                 (4,494,053)     (3,535,802)     (3,552,107)
                              --------------    ------------    ------------
  Interest expense, net            8,279,894       5,621,020       4,664,910
                              --------------    ------------    ------------

  Total costs and expenses       996,231,198     931,477,146     856,337,650
                              --------------    ------------    ------------

Income before members' allowances
 and patronage dividends, and
 income taxes                     22,017,258      22,743,204      20,647,703

Members' allowances              (11,513,784)    (11,449,305)     (9,356,885)

Members' patronage dividends
 (Note 10)                        (8,350,000)     (8,730,168)     (9,000,000)
                              --------------    ------------    ------------

Income before income taxes         2,153,474       2,563,731       2,290,818

Provision for income taxes
 (Note 9)                           (774,469)     (1,000,341)       (576,435)
                              --------------    ------------    ------------

  Net income                  $    1,379,005    $  1,563,390    $  1,714,383
                              ==============    ============    ============










The accompanying notes are an integral part of this financial statement.

                          UNITED GROCERS, INC., AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
                    YEARS ENDED SEPTEMBER 29, 1995, SEPTEMBER 30, 1994,
                                    AND OCTOBER 1, 1993

                                       Additional                 Unrealized
                             Common    paid-in        Retained      gain on
                             stock     capital        earnings    investments    Total
                             ------    ----------     --------    -----------    -----
Balance, October 2, 1992 $ 3,464,735  $20,642,128   $15,034,453  $      --   $39,141,316
Stock:
 Issued                       78,755      759,972          --           --       838,727
 Repurchased                (381,930)  (1,687,165)   (1,928,752)        --    (3,997,847)
Patronage dividends          124,195    1,291,628          --           --     1,415,823
Net income                      --           --       1,714,383         --     1,714,383
                         -----------  -----------   -----------  ----------- -----------
Balance, October 1, 1993   3,285,755   21,006,563    14,820,084         --    39,112,402

Stock:
 Issued                      148,090    1,515,656          --           --     1,663,746
 Repurchased                (334,440)  (1,757,412)   (1,687,261)        --    (3,779,113)
Patronage dividends          156,675    1,707,757          --           --     1,864,432
Net income                      --           --       1,563,390         --     1,563,390
                         -----------  -----------   -----------  ----------- -----------
Balance, September 30,
   1994                    3,256,080   22,472,564    14,696,213         --    40,424,857

Stock:
 Issued                      115,780    1,260,324         --            --     1,376,104
 Repurchased                (230,585)  (1,342,184)   (1,151,727)        --    (2,724,496)
Patronage dividends          137,040    1,566,093         --            --     1,703,133
Net income                      --           --       1,379,005         --     1,379,005
Unrealized gain on
  investments                   --           --           --         198,884     198,884
                         -----------  -----------   -----------  ----------- -----------
Balance, September 29,
   1995                  $ 3,278,315  $23,956,797   $14,923,491  $   198,884 $42,357,487
                         ===========  ===========   ===========  =========== ===========

Common stock share information:
                                        Number
Description                           of shares
-----------                           ---------
Balance, October 2, 1992                651,250
 Issued                                  57,448*
 Repurchased                            (76,386)
                                        --------
Balance, October 1, 1993                632,312
 Issued                                  54,457*
 Repurchased                            (66,888)
                                        --------

Balance, September 30, 1994             619,881
 Issued                                  81,899*
 Repurchased                            (46,117)
                                        --------

Balance, September 29, 1995             655,663
                                        ========
*  Includes prior year patronage dividends to be issued.

The accompanying notes are an integral part of this financial statement.

                           UNITED GROCERS, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED SEPTEMBER 29, 1995, SEPTEMBER 30, 1994, AND OCTOBER 1, 1993


                                                1995            1994           1993
                                            -----------     -----------    -----------
Cash flows from operating activities:
  Net income                                $ 1,379,005     $ 1,563,390    $ 1,714,383
  Adjustments to reconcile net
   income to net cash provided by
   (used in) operating activities:
    Depreciation                              5,952,576       5,609,779      4,737,401
    Provision for doubtful accounts
      and notes                               1,894,189       1,992,589      2,182,551
    Patronage dividends payable
     in common stock                          1,703,133       1,864,432      1,415,823
    Loss (gain) on sale of assets               402,634         174,927       (472,126)
    Equity in loss (earnings) of
      affiliates                                 46,989         191,760           (772)
    Deferred income taxes                       181,729         474,889        341,209
    (Increase) decrease in non-cash
      current assets:
      Accounts and notes receivable         (11,087,908)    (15,343,787)     1,564,454
      Inventories                            (7,170,332)       (441,006)    (3,358,014)
       Other current assets                   1,496,592        (642,531)       134,362
    Increase (decrease) in non-cash
     current liabilities:
      Accounts payable and
        insurance reserves                   (6,248,023)      5,018,583      9,768,705
      Compensation and taxes payable            166,293         264,397     (1,107,883)
      Other accrued expenses                    502,595        (552,204)       239,803
      Members' patronage payable               (218,869)       (349,191)      (525,047)
    (Increase) decrease in other
      non-current assets                     (3,908,777)     (2,598,160)       518,142
                                            ------------    ------------   -----------
        Net cash provided by (used in)
         operating activities               (14,908,174)     (2,772,133)    17,152,991
                                            ------------    ------------   -----------

Cash flows from investing activities:
 Loans to members                           (18,578,568)    (17,768,465)   (18,766,639)
 Collections on loans to members              7,758,425       6,325,619      6,155,085
 Proceeds from sale of member loans          20,803,339       8,606,739        900,373
 Sale of investments                          3,607,299         843,718           --
 Redemption of investments                    4,630,686       4,747,745      3,857,384
 Purchase of investments                    (11,909,285)     (8,133,459)    (8,039,512)
 Investment in affiliated companies            (606,786)     (6,094,315)          --
 Sale of property, plant
  and equipment                               1,738,326         408,777      2,936,809
 Purchase of property, plant
  and equipment                             (10,371,740)     (5,254,582)   (11,990,981)
                                            ------------    ------------   -----------
        Net cash used in investing
         activities                          (2,928,304)    (16,318,223)   (24,947,481)
                                            ------------    ------------   -----------


The accompanying notes are an integral part of this financial statement.

                           UNITED GROCERS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
          YEARS ENDED SEPTEMBER 29, 1995, SEPTEMBER 30, 1994, AND OCTOBER 1, 1993


                                                1995            1994           1993
                                            ------------   ------------   ------------
Cash flows from financing activities:
 Sale of common stock                       $  1,376,104   $  1,663,746   $    838,727
 Repurchase of common stock                   (2,724,496)    (3,779,113)    (3,997,847)
 Proceeds of long-term liabilities:
  Revolving bank lines of credit             689,100,000    807,500,000    510,100,000
  Mortgages and notes                         25,640,393     12,104,717      5,505,830
  Redeemable notes and certificates           19,529,600     22,395,400     25,322,100
 Repayment of long-term liabilities:
  Revolving bank lines of credit            (671,605,124)  (801,209,733)  (499,918,520)
  Mortgages and notes                        (23,925,822)    (2,789,206)   (10,893,362)
  Redeemable notes and certificates          (19,492,749)   (22,618,900)   (18,745,800)
                                            ------------   -------------  -------------
        Net cash provided by
         financing activities                 17,897,906     13,266,911      8,211,128
                                            ------------   -------------  -------------

Net increase (decrease) in cash
 and cash equivalents                             61,428     (5,823,445)       416,638

Cash and cash equivalents:
 Beginning of year                            12,984,028     18,807,473     18,390,835
                                            ------------   -------------  -------------
        End of year                         $ 13,045,456    $12,984,028    $18,807,473
                                            ============   =============  =============



The accompanying notes are an integral part of this financial statement.


                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


1.    Summary of significant accounting policies

  a.  Reporting year

      United Grocers, Inc. (the Parent) and subsidiaries (the Company) reports on a fiscal year of 52 or 53 weeks which is the fiscal year of the distribution segment. The Parent's fiscal closing date is the Friday nearest September 30. The fiscal year of the subsidiaries included in the insurance segment ends on September 30.

  b.  Organization

      The Parent operates primarily as a wholesale grocery cooperative. The Parent's stock is owned by its member customers. Sales to these members account for approximately 80% of the wholesale grocery sales.

  c.  Principles of consolidation

      The consolidated financial statements include the accounts of United Grocers, Inc. and its wholly-owned subsidiaries as follows: Grocers Insurance Group, Inc., Grocers Insurance Agency, Inc., UGIC, Ltd., Grocers Insurance Company, United Workplace Consultants, Inc., Western Passage Express, Inc., Northwest Process, Inc., UG Resources, Inc., United Resources, Inc., Affiliated General Agency, Inc., Premier Consulting, Inc., Western Security Services, Ltd., Rich and Rhine, Inc. (new in 1995) and BAT Enterprises, Inc. All intercompany balances and transactions have been eliminated upon consolidation. Investment in affiliated companies is stated at cost plus the Company's share of undistributed earnings since acquisition (see Note 16).

  d.  Investments

      Beginning in 1994-95, the Company accounts for investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, issued May 1993. See Note 2 for details. Investments are primarily in non-equity securities. The Company's intent is to hold most of these securities until maturity. Sales and redemptions of investments are primarily the result of maturities. Any realized gains or losses are usually the result of immaterial differences between the called amount and amortized cost. The market value of these investments at September 29, 1995 and September 30, 1994 is $41,610,228 and $36,487,841,
      respectively.

  e.  Inventories and cost of sales

      Inventories relate primarily to the distribution operation and are valued at the lower of cost or market. The cost of these inventories is determined under the first-in, first-out (FIFO) method. See Note 4 for change in accounting for inventories.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


1.    Summary of significant accounting policies (continued)

  e.  Inventories and cost of sales (continued)

      Cost of sales includes primarily the cost of distribution and insurance operations. The distribution operation costs include the purchases of product net of allowances paid and received, less the net advertising department margins, plus the handling allowances made to members based upon the cost of servicing their accounts. The insurance operation costs include losses reported, a provision for losses incurred but not reported and premium refunds.

  f.  Restricted assets and net assets

      Restricted assets and net assets that may not be transferred to the parent company in the form of loans, advances, or cash dividends by the insurance company subsidiary without the consent of various state insurance agencies as of September 29, 1995 are as follows:

         Cash and cash equivalents                    $   350,238
         Investments                                   17,284,345
                                                      -----------
         Total                                        $17,634,583
                                                      ===========

      In addition, although not formally restricted, the balance of the investments of $23,326,533 represents assets that have been accumulated for the possible payment of claims against the insurance reserves.

  g.  Property, plant and equipment

      Property, plant and equipment is carried at cost and includes expenditures for new facilities and those which substantially increase the useful lives of the existing plant and equipment. The Company capitalizes interest as a component of the cost of significant
      construction projects.    During the year ended October 1, 1993,
      interest was capitalized in the amount of $64,929 out of a total interest of $8,281,946 which resulted in an increase in the net income of approximately $49,000. No interest was capitalized in 1995 or 1994.

      Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives are generally as follows:

         Buildings                                    40 - 75 years
         Building improvements                        Balance of building life
         Warehouse equipment                          5 - 20 years
         Truck equipment                              3 -  8 years
         Office equipment                             5 - 10 years

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995

1.    Summary of significant accounting policies (continued)

  h.  Amortization

      Long-term liability loan costs, software costs, goodwill, and non-competition agreements are being amortized and charged to operating expenses on a straight-line basis over five to twenty years.

  i.  Reinsurance

      In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for prospective reinsurance are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of insurance protection provided.

  j.  Income taxes

      The Company and its subsidiaries file a consolidated federal income tax return. Income tax expense is allocated among those companies with taxable income. The Company operates and is taxed as a cooperative. Accordingly, amounts distributed as patronage dividends are not included in its taxable income but are instead taxed to the individual members receiving the patronage dividends. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. In 1995 a valuation allowance of $2,994,000 was considered necessary for state NOL carryovers to reduce the deferred tax asset to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in net deferred tax assets and liabilities. See Note 9 for details.

  k.  Earnings per common share

      The Company's policy is to distribute earnings only in the form of patronage dividends. No dividends have ever been declared on the common stock of the Company, and all earnings not distributed as patronage dividends have been retained. Earnings per common share are not shown because no earnings are available for the purpose of paying dividends on the common stock.

  l.  Treasury stock

      The Company uses the par value method of accounting for treasury stock. Under Oregon corporation law, treasury stock must be canceled upon redemption.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


1.    Summary of significant accounting policies (continued)

  m.  Common stock

      The Company's board policy, subject to change without notice, requires the Company to repurchase on request the number of shares a member owns in excess of 4,000 shares. The excess shares are repurchased over a five year period at the current adjusted book value each year, payable in cash. At September 29, 1995 and September 30, 1994, there were 18,229 and 22,409 shares, respectively, subject to repurchase in the amount of $1,084,626 and $1,277,313, respectively. At September 29, 1995 and September 30, 1994, there were 1,471 and 2,869 shares, respectively, held for possible redemption in the amount of $87,525 and $163,533, respectively.

  n.  Advertising costs

      The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense for 1995, 1994 and 1993 was $1,191,436, $1,027,214 and $981,399, respectively.

  o.  Statement of cash flows

      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  p.  Reclassifications

      Certain reclassifications have been made to prior year balances to conform to the current year classification.

2.    Investments

  Investments in accordance with SFAS No. 115 (see Note 1.d.) are classified and accounted for as follows:

      .  Held-to-maturity securities are reported at amortized cost.
      . Trading securities are reported at fair value, with unrealized gains and losses included in earnings.
      . Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of members' equity.

  SFAS No. 115 is not applied retroactively to prior years' financial statements. The effect on retained earnings of initially applying this statement is reported as a change in accounting principle. The cumulative effect as of October 1, 1994 was an unrealized loss of approximately $46,000.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


2.    Investments (continued)

  The amortized cost and estimated market values of investments in debt securities and other investments at the balance sheet date are as follows:

                                                   Carrying
                                                  amount and
                                     Number        amortized       Market
  Name of issuer and               of shares        cost of       value of
  title of each issue               or units      each issue     each issue
  -------------------              ---------      ----------     ----------
  1995:
   United States Government
    and its agencies               25,350,000     $25,769,781    $26,506,490

   Any state of the United
    States and its agencies         2,840,000       2,979,132      3,018,919

   Political subdivision of
    a state of the United
    States and its agencies         5,995,000       6,201,500      6,319,852

   Corporate bonds                  5,610,000       5,658,984      5,756,735
                                                  -----------    -----------
      Subtotal - debt securities   40,609,397      41,601,996

   Corporate stock                        298           1,481          8,232
                                                  -----------    -----------
      Subtotal                     40,610,878      41,610,228

   Unrealized gain on available-
    for-sale securities                               198,884           --
                                                  -----------    -----------
      Total                                       $40,809,762    $41,610,228
                                                  ===========    ===========

  1994:
   United States Government
    and its agencies              18,670,000      $19,303,713    $18,846,955

   Any state of the United
    States and its agencies        3,395,000        3,539,142      3,531,561

   Political subdivision of
    a state of the United
    States and its agencies        8,275,000        8,604,835      8,615,517

   Corporate bonds                 5,410,000        5,490,407      5,487,134
                                                  -----------    -----------
      Subtotal - debt securities                   36,938,097     36,481,167

   Corporate stock                       298            1,481          6,674
                                                  -----------    -----------
      Total                                       $36,939,578    $36,487,841
                                                  ===========    ===========

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


2.    Investments (continued)

  Investments of debt securities by classification under SFAS No. 115 at September 29, 1995 are as follows:
                                                     Gross
                                                   unrealized     Aggregate
                                   Amortized       gains and        fair
                                      cost          (losses)        value
                                   ---------       ----------     ---------
      Held-to-maturity            $35,827,706     $   793,715    $36,621,421
      Available-for-sale            4,781,691         198,884      4,980,575
                                  -----------     -----------    -----------
         Total                    $40,609,397     $   992,599    $41,601,996
                                  ===========     ===========    ===========

  For the year ended September 29, 1995 (initial year of application) the gross proceeds from the sales of securities available-for-sale was $3,607,299. The gross realized gains from these sales were $142,257. There were no realized losses. The method used to determine cost when calculating the realized gains was the amortized cost of the specific security sold. There are no gains or losses included in earnings as a result of transfers of securities between categories. There were no securities classified as trading securities during this initial year.

  During this initial year, because of changing market conditions, management decided to transfer certain securities from held-to-maturity category to the available-for-sale category. The amortized cost of these securities at the time of transfer was $4,751,807 with a related net unrealized gain of $386,834.

  The amortized cost and estimated market value of debt securities at the balance sheet date, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                  1995                         1994
                         -----------------------      ----------------------
                         Amortized        Market      Amortized       Market
                            cost          value         cost          value
                         ---------        -----       ---------       ------
  Due in one year or
      less              $ 5,210,406   $ 5,303,554   $ 4,136,043   $ 4,176,752
  Due after one year
   through five years    19,066,319    19,415,921    16,869,731    17,046,729

  Due after five years
   through ten years     15,783,193    16,324,879    15,882,892    15,207,218

  Due after ten years       549,479       557,642        49,431        50,468
                        -----------   -----------   -----------   -----------

      Total             $40,609,397   $41,601,996   $36,938,097   $36,481,167
                        ===========   ===========   ===========   ===========

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


3.    Accounts and notes receivable

  These consist of amounts due principally from members at the balance sheet date as follows:
                                                    1995            1994
                                                -----------     -----------
   Accounts receivable                          $59,229,982     $46,640,928
   Insurance premiums and related balances        8,509,160      10,898,715
   Less allowance for doubtful accounts          (1,176,767)     (1,270,987)
                                                -----------     -----------
    Net accounts receivable                      66,562,375      56,268,656
                                                -----------     -----------

   Notes receivable - current portion             4,224,381       4,057,961
   Less allowance for doubtful notes                (80,707)        (36,156)
                                                -----------     -----------
    Net current notes receivable                  4,143,674       4,021,805
                                                -----------     -----------

    Net current accounts and
     notes receivable                           $70,706,049     $60,290,461
                                                ===========     ===========

   Notes receivable - non-current portion       $22,378,000     $33,454,161
   Less allowance for doubtful notes               (427,522)       (298,618)
                                                -----------     -----------

    Net non-current notes receivable            $21,950,478     $33,155,543
                                                ===========     ===========

   The notes receivable from members are generally for periods of two years to ten years at interest rates of 3.00% to 12.00%. The annual maturities for each of the next five fiscal years following September 29, 1995 are as follows:

          Year                                Amount
          ----                                ------
          1996                            $ 4,224,381
          1997                              1,812,209
          1998                              1,894,931
          1999                              2,021,685
          2000                              1,877,851

  The provision for doubtful accounts and notes charged to operating expenses for the three years ended September 29, 1995 amounted to $1,894,189, $1,992,589, and $2,182,551, respectively.

4.    Change in accounting for inventories

  The Company changed in 1992-93 its method of accounting for the cost of the general wholesale grocery category of inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The Company believes that the use of the FIFO method better matches current costs with current revenues and more appropriately reflects its financial condition. This change has also been made for income tax purposes.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


4.    Change in accounting for inventories (continued)

  The change has been applied retroactively and the effect of this change on beginning retained earnings at October 2, 1992 is as follows:

      As previously reported in 1991-92                           $14,924,706
                                                                  -----------
      LIFO inventory adjustment                                       178,034
      Less tax effect                                                 (68,287)
                                                                  -----------
      Net adjustment                                                  109,747
                                                                  -----------

         As restated                                              $15,034,453
                                                                  ===========

5.    Other non-current assets

  Other non-current assets at the balance sheet date consist of the following:
                                                      1995            1994
                                                  ------------    ------------
  Covenant not to compete - net
   of accumulated amortization of
   $1,232,869 in 1995 and $802,445
   in 1994                                        $ 1,641,813     $   765,953
  Software - net of accumulated
   amortization of $1,737,639 in
   1995 and $1,295,466 in 1994                      1,582,531       2,108,790
  Loan fees - net of accumulated
   amortization of $682,199 in
   1995 and $584,847 in 1994                          425,189         460,097
  Software in progress                              5,162,152       2,693,772
  Other                                             2,856,905       1,701,963
                                                  -----------     -----------

      Total                                       $11,668,590     $ 7,730,575
                                                  ===========     ===========

6.    Property, plant and equipment (at cost)

  Property, plant and equipment as of the balance sheet date consists of the following:
                                                     1995            1994
                                                 ------------    ------------
  Land                                           $ 3,580,477     $ 3,421,277
  Buildings and improvements                      54,103,086      54,204,591
  Warehouse and truck equipment                   37,627,830      34,291,075
  Office equipment                                11,104,702       8,564,659
  Construction in progress                         1,323,492         640,035
                                                 -----------     -----------
      Total property, plant and
       equipment                                 107,739,587     101,121,637
  Less accumulated depreciation                  (46,611,815)    (42,604,517)
                                                 -----------     -----------

      Net property, plant and
       equipment                                 $61,127,772     $58,517,120
                                                 ===========     ===========

  Depreciation expense for 1995, 1994 and 1993 was $5,952,576, $5,609,779 and
  $4,737,401, respectively.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


7.    Notes payable - bank

  Notes payable - bank consists of borrowings on bank lines of credit at a weighted average interest rate of 6.75% at September 29, 1995 and 5.72% at September 30, 1994.

  At September 29, 1995 and September 30, 1994, the Company had unused lines of credit totaling $24,500,000 and $19,000,000, respectively; and unused letters of credit totaling $350,000 at September 30, 1994, only.

  In April of 1993, the Company entered into a three year reverse interest swap agreement with a bank. Under the agreement, the Company receives a fixed rate of 4.40% on $20 million (notional amount) and pays a floating rate based on LIBOR, as determined in six month intervals. The transaction effectively changes a portion of the Company's interest rate exposure from a fixed rate to a floating rate basis, accordingly, all gains or losses have been recognized as adjustments to interest expense. This swap agreement has been entered into with a major financial institution which is expected to fully perform under the terms of the agreement thereby further mitigating the risk from the transaction.

8.    Long-term liabilities

  Long-term liabilities at the balance sheet date consist of the following:

                                                   1995            1994
                                               -----------     -----------
   Notes payable - bank:

      Credit agreement notes maturing
       on April 30, 1997 with interest
       rates of 6.70% per annum at
       September 29, 1995 and 5.77% per
       annum at September 30, 1994.  The
       interest rates ranged from 5.95%
       to 7.00% in 1995 and from 3.84%
       to 5.89% in 1994.                       $ 17,000,000    $ 35,000,000

   Notes payable - insurance companies:

       Senior notes payable to seven
       (six in 1994) insurance companies
       with interest rates of 8.42% and
       9.15% per annum.  Interest payable
       monthly.  Principal repayments
       annually commencing October 1, 1992
       in the amount of $3,336,000 and each
       October 1 thereafter in the amount
       of $3,333,000 until 2000; and
       $4,000,000 due in 2004, maturing
       in full 2005.                             39,998,000      23,331,000

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995

8. Long-term liabilities (continued)
                                                   1995             1994
                                               ------------    ------------
   Notes payable - other:

       Capital stock residual notes, payable
       in twenty quarterly installments with
       a variable interest rate based on the
       current capital investment note rate.   $  4,239,958     $ 3,810,679

       A discounted note payable in the
       original amount of $1,741,265 without
       interest, discounted at 9.90%, payable
       in two installments of $641,265 in
       1996 and $1,100,000 in 1997.               1,528,170            --

       A covenant not-to-compete in the
       original amount of $1,072,008 with
       interest at 9.90%, payable in
       monthly installments of $42,500
       until 2004.                                1,022,795            --

       Four notes with interest at 7.50%
       per annum payable in monthly
       installments of $24,404 beginning
       October 1995 (secured by equipment).       1,217,712            --

       Two notes with interest at 9.25%
       per annum payable in monthly
       installments of $28,136 beginning
       January 1988 (secured by equipment).            --            83,123

       A real property contract for the
       purchase of an office building,
       payable in 180 monthly installments
       of $2,346 including interest at
       12.5% per annum until 1999 (secured
       by real property).                            85,386         101,734

       Other note payable                             2,292          27,500

   Mortgage notes (secured by real property):

       A note payable in monthly installments
       of $41,449 including interest at 9%
       until 1996.                                  442,243         878,279

       A note payable in monthly installments
       of $43,721 including interest at 10.30%
       per annum until 1995.                           --           457,059

       A note payable in monthly installments
       of $31,615 including interest at 7.25%
       until 2013.                                3,816,529       3,907,589

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


8. Long-term liabilities (continued)
                                                   1995            1994
                                               -----------     -----------
   Redeemable notes and certificates:

       Capital investment notes
       (subordinated), interest ranging
       from 5.75% to 8%.  Maturity dates
       range from 1995 to 2004 which is
       ten years from dates of issue.          $ 50,619,400    $ 50,319,700

       Registered redeemable building
       notes (subordinated), interest
       at 8%.  No fixed maturity date.            3,199,100       3,482,400

       Redeemable transferable notes,
       (subordinated), interest at
       5.75%.  No fixed maturity.                    25,300          46,400
                                               ------------    ------------
          Total                                 123,196,885     121,445,463
          Less current installments              (7,573,215)     (6,776,197)
                                               ------------    ------------

          Total long-term liabilities          $115,623,670    $114,669,266
                                               ============    ============

   Total maturities of long-term liabilities in each of the next five fiscal years are as follows:

            Year                                    Amount
            ----                                    ------
            1996                               $  7,573,215
            1997                                 25,377,366
            1998                                  5,904,803
            1999                                  6,115,983
            2000                                  6,346,450

   The Company's loan agreements require the maintenance of certain financial ratios and a minimum amount of capital and subordinated debt. The Company was in compliance with these requirements as of September 29, 1995 and September 30, 1994.

9. Income taxes

   The provision for income taxes for the three years consists of the following:

                                      1995          1994           1993
                                      ----          ----           ----
    Current payable:
     Federal                      $  542,585    $  439,200     $  162,758
     State                            50,156        86,252         72,468
    Deferred                         181,728       474,889        341,209
                                  ----------    ----------     ----------
         Total                    $  774,469    $1,000,341     $  576,435
                                  ==========    ==========     ==========

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


9.    Income taxes (continued)

  The effective income tax rate for the three years ended September 29, 1995 does not correspond with the Federal tax rate. The reconciliation of this rate to the effective income tax rate is as follows:

                                          1995           1994          1993
                                          ----           ----          ----

    Statutory income tax rate (34%)    $  732,181   $  871,668    $  778,878
    State income taxes, net of
     Federal income tax benefit            33,103       56,926        47,829
    Tax exempt interest                  (133,622)    (158,673)     (133,080)
    Refunds as a result of carrybacks     (64,954)        --        (184,980)
    Prior year under accrual                 --        179,235          --
    Other                                 207,761       51,185        67,788
                                       ----------   ----------    ----------

         Income tax expense            $  774,469   $1,000,341    $  576,435
                                       ==========   ==========    ==========

        Effective income tax rate            36.0%        39.0%         25.2%
                                             ====         ====          ====
  The significant components of the deferred income taxes - current asset and non-current liability as of the balance sheet date are as follows:

                                          1995           1994
                                       ----------     ----------
  Deferred income taxes -
   current asset:
    Insurance reserves                 $1,041,485     $1,041,678
    Inventories                           746,442        738,842
    Unearned insurance premiums           508,089        541,417
    Allowance for doubtful accounts       420,530        471,288
    Other                                (179,223)        18,689
                                       ----------     ----------

      Total                            $2,537,323     $2,811,914
                                       ==========     ==========

   Deferred income taxes -
    non-current liability:
     Accumulated depreciation          $5,070,833     $4,589,568
     Deferred income                     (345,898)      (216,243)
     Allowance for doubtful notes        (233,679)      (143,653)
     Deferred compensation               (174,550)      (129,398)
     Advance deposits                     (54,020)       (52,004)
     Alternative minimum tax
      (AMT) credit                       (611,439)      (304,161)
                                       ----------     ----------

       Total                           $3,651,247     $3,744,109
                                       ==========     ==========

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


9. Income taxes (continued)

   The significant components of deferred income tax expense for the three years are as follows:
                                          1995           1994          1993
                                          ----           ----          ----
   Decrease (increase) in deferred
    income taxes - asset               $ 274,590      $  11,915     $ 157,747
   (Decrease) increase in
    deferred income taxes -
    liability after applying
    AMT credit                           (92,862)        62,974       183,462
                                       ----------     ---------     ---------
       Total                           $ 181,728      $ 474,889     $ 341,209
                                       ==========     =========     =========

   The Company has net operating loss carryovers of approximately $3,500,000 to apply against future years' State income taxes, expiring in years 2007 through 2010. These operating loss carryovers are the result of the insurance company subsidiary being required to file a separate calendar year State tax return and not giving the parent the benefit of this offset on its State tax return. The Company also has unused State energy tax credits of approximately $45,000, expiring in 1998.

10.    Members' patronage dividends

   The Company's income from sales to members, before income taxes and patronage dividends, is available, at the discretion of the Board of Directors, to be returned to the members in the form of patronage dividends. As of year end, the Board of Directors voted to distribute the following in patronage dividends:

                                         1995          1994          1993
                                      ---------     ----------    ----------
    Payable in cash and shown as
     a current liability             $ 6,646,867   $ 6,865,736   $ 7,584,177
    Distributable in the form
     of common stock                   1,703,133     1,864,432     1,415,823
                                     -----------   -----------   -----------

         Total                       $ 8,350,000   $ 8,730,168   $ 9,000,000
                                     ===========   ===========   ===========

11. Reinsurance

    The Company in 1994 adopted the Statement of Financial Accounting Standards (SFAS) No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, issued in December, 1992.
    The Statement requires that transactions relating to reinsurance transactions be reported at gross amounts rather than net amounts. The effect on the consolidated financial statements of the Company is to gross up the insurance liabilities by reclassifying the ceded reinsurance amounts for reinsurance recoverables and prepaid reinsurance premiums as assets.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


11. Reinsurance (continued)

    There is no effect or change to the consolidated income statement as the income statement classifications did not change. Net premiums earned continue to be reported as net sales and operations while net losses and loss adjustment expenses continue to be reported as cost of sales.

    Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

    Reinsurance amounts reflected in the financial statements are as follows:

                                           1995           1994
                                       -----------    ------------
    For the balance sheet:
     Reinsurance recoverable for
      ceded losses                     $ 5,081,542    $ 3,792,152
     Prepaid reinsurance premiums        2,050,101      1,394,254
                                       -----------    -----------

         Total                         $ 7,131,643    $ 5,186,406
                                       ===========    ===========

                                       1995           1994          1993
                                       ----           ----          ----
    For the income statement:
     Premiums written:
      Gross                         $27,808,928   $23,992,639    $24,430,854
      Assumed                           698,280       860,953        715,760
      Ceded                          (7,364,002)   (6,652,410)    (6,597,150)
                                    -----------   -----------    -----------

         Net premiums written       $21,143,206   $18,201,182    $18,549,464
                                    ===========   ===========    ===========

      Percentage of amount
       assumed to net                      3.30%         4.73%          3.86%
                                           ====          ====           ====
     Premiums earned:
      Gross                         $27,375,036   $23,736,321    $24,185,628
      Assumed                           718,692       829,978        750,619
      Ceded                          (7,364,002)   (6,505,887)   (6,493,811)
                                    -----------   -----------    -----------

         Net premiums earned        $20,729,726   $18,060,412    $18,442,436
                                    ===========   ===========    ===========

      Percentage of amount
       assumed to net                      3.47%         4.60%          4.07%
                                           ====          ====           ====

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


11. Reinsurance (continued)
                                        1995          1994           1993
                                    ------------  ------------   ------------
Expenses:
      Losses and loss adjustment
       expenses                     $21,000,749   $15,079,858    $17,481,462
      Reinsurance recoveries         (5,511,850)   (3,389,844)    (2,121,602)
                                    -----------   -----------    -----------
         Net losses and loss
          adjustment expenses       $15,488,899   $11,690,014    $15,359,860
                                    ===========   ===========    ===========

12. Segment reporting

    The Company has two operating segments which are located primarily in the Pacific Northwest. The distribution segment includes all operations relating to wholesale grocery and related product sales, retail grocery sales, service department revenues, and financing income and fees. The insurance segment includes all operations relating to insurance underwriting, commissions, and reinsurance primarily to provide workers' compensation and property-casualty coverage.

    A summary of information about the Company's operations by segment before intersegment eliminations for the three years is as follows:

                                      1995           1994           1993
                                 --------------  ------------   ------------
    Net sales and operations:
     Distribution                $  996,966,961  $936,266,067   $857,439,871
     Insurance                       22,794,952    18,788,523     20,525,392
      Less intersegment insurance
       sales and expenses            (1,513,457)     (834,240)      (979,910)
                                 --------------  ------------   ------------

         Total                   $1,018,248,456  $954,220,350   $876,985,353
                                 ==============  ============   ============

    Income before allowances,
     dividends, income taxes
     and accounting change:
      Distribution               $   18,889,425  $ 19,791,157   $ 18,162,132
      Insurance                       3,127,833     2,952,047      2,485,571
                                 --------------  ------------   ------------
         Total                   $   22,017,258  $ 22,743,204   $ 20,647,703
                                 ==============  ============   ============

    Total assets:
     Distribution                $  260,365,677  $243,267,148   $226,346,768
     Insurance                       63,698,155    64,923,598     64,591,472
                                 --------------  ------------   ------------

         Total                   $  324,063,832  $308,190,746   $290,938,240
                                 ==============  ============   ============

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


12. Segment reporting (continued)
                                         1995          1994          1993
                                         ----          ----          ----
    Depreciation expense:
      Distribution                   $  5,770,681  $  5,408,896  $  4,643,401
      Insurance                           181,895       200,883        94,000
                                     ------------  ------------  ------------

         Total                       $  5,952,576  $  5,609,779  $  4,737,401
                                     ============  ============  ============

    Capital expenditures:
     Distribution                    $ 10,096,516  $  5,161,425  $ 11,310,048
     Insurance                            275,224        93,157       680,933
                                     ------------  ------------  ------------

         Total                       $ 10,371,740  $  5,254,582  $ 11,990,981
                                     ============  ============  ============

    For net sales and operations, wholesale grocery sales (primarily to members) during the three years ended September 29, 1995 accounted for approximately 93%, 95% and 93%, respectively, of the distribution total. Premium revenue (primarily from members) accounted for approximately 96%, 95% and 90%, respectively, of the insurance total.

    The change in the method of accounting for inventories (Note 4) related to and affected only the distribution segment.

13.    Retirement plans

   The Company has a Company-sponsored pension plan that covers substantially all of its salaried employees. The Company also has separate Company-sponsored 401(k) plans for salaried and union employees. The Company has made annual contributions to the plans equal to the amount annually accrued for pension expense. The Company's funding policy is to satisfy the funding requirements of the Employees' Retirement Income Security Act.

   The Company also participates in several multi-employer pension plans for the benefit of its employees who are union members. The data available from administrators of the multi-employer plans is not sufficient to determine the accumulated benefit obligation, nor the net assets attributable to the multi-employer plans in which the Company's union employees participate.

   The financial statements include pension expense for the company-sponsored pension plan as determined using Statement of Financial Accounting Standards (SFAS) No. 87, Employers' Accounting for Pensions. The effect of SFAS 87 was a decrease of pension expense in the amount of $362,794 for 1995, $546,894 for 1994, and $484,020 for 1993. The Company's
   unrecognized net asset resulting from the initial application of SFAS 87 is being amortized over eighteen years.

   In determining the actuarial present value of the projected benefit obligation, a discount rate of 8% and a future maximum compensation increase rate of 4% were used. The expected long-term rate of return on assets was 8%.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


13.    Retirement plans (continued)

   Pension costs for all plans for the three years consist of the following:

                                          1995          1994         1993
                                          ----          ----         ----
    Company-sponsored:
     Service costs of benefits
      earned                          $   945,413   $   918,423  $   910,214
     Interest cost on the projected
      benefit obligation                1,557,954     1,448,447    1,339,393
     Expected return on plan assets    (1,713,673)   (1,688,595)  (1,443,513)
     Net amortization of unrecognized
      net asset                          (168,168)     (168,168)    (168,168)
     Unrecognized net gain                   --          (4,414)        --
     Unrecognized prior service cost       61,478        73,760       73,760
                                      -----------   -----------  -----------

         Net salaried pension cost        683,004       579,453      711,686

    Multi-employer plan costs           2,590,269     2,395,300    2,180,280
    Matching costs of 401(k) plans        384,282       391,605      437,413
                                      -----------   -----------  -----------

         Total pension expense        $ 3,657,555   $ 3,366,358  $ 3,329,379
                                      ===========   ===========  ===========

    The following table sets forth the Company-sponsored plan's funded status as of year end:

    Actuarial present value of
     benefit obligations:
      Vested                          $14,997,208   $13,337,570  $12,397,747
      Non-vested                          927,101       823,015      819,479
                                      -----------   -----------  -----------
      Accumulated benefit obligation   15,924,309    14,160,585   13,217,226
      Effect of projected future
       compensation levels              4,767,286     4,881,117    4,501,814
                                      -----------   -----------  -----------
      Projected benefit obligation     20,691,595    19,041,702   17,719,040
    Plan assets at fair value,
     primarily listed stocks, fixed
     income, and bond and equity
     funds                             24,482,376    22,030,725   21,056,267
                                      -----------   -----------  -----------
    Excess of plan assets over
     projected benefit obligation       3,790,781     2,989,023    3,337,227
    Unrecognized prior service cost       716,993       778,471    1,031,162
    Unrecognized net gain              (2,745,049)   (1,422,307)  (2,273,777)
    Unrecognized net asset, net of
     amortization                      (1,729,335)   (1,897,503)  (2,065,671)
                                      -----------   -----------  -----------

       Prepaid pension cost           $    33,390   $   447,684  $    28,941
                                      ===========   ===========  ===========

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


13. Retirement plans (continued)

    In addition to pension benefits, the Company provides health benefits for certain retired salaried employees. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 106, Employer's Accounting for Post Retirement Benefits Other Than Pensions. This statement will require accrual of such benefits during the years an employee provides services. The costs of these benefits are currently expensed on a pay-as-you-go basis. The cost of this retiree health care is funded out of current operations and was approximately $349,000 in 1995, $356,000 in 1994 and $282,000 in 1993. The impact of this new standard has not been fully determined, but the change likely will result in a greater liability and expense being recognized for these benefits. The Company has until 1995-96 to adopt this Statement because fewer than 500 employees will be affected.

14. Leases

    The Company is obligated under one hundred and thirteen significant leases in 1995. Forty-one of these leases are for twenty to twenty-five years with renewal options and involve supermarket properties which are subleased to members. Six of these leases are subleased to affiliated companies. The remaining leases represent property and equipment used by the Company. The leases expire at various dates, the last expiring in 2018. Rental expense for the three years consists of the following:

                                          1995          1994         1993
                                      ------------  -----------  -----------
         Minimum rentals              $15,252,948   $13,690,702  $14,082,104
         Less sublease income           6,549,338    (5,971,461)  (6,554,855)
                                      ------------  -----------  -----------
            Net rental expense        $ 8,703,610   $ 7,719,241  $ 7,527,249
                                      ============  ===========  ===========

    The following is a schedule by years showing future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 1995:

           Fiscal                       Minimum       Minimum        Net
            year                      payments (A) receipts (B)    minimum
         ---------                    ------------ ------------  -----------
         1995-1996                    $ 15,340,062  $ 6,616,852  $ 8,723,010
         1996-1997                      12,632,668    6,272,417    6,360,251
         1997-1998                      11,177,507    5,659,728    5,517,779
         1998-1999                      11,052,452    5,657,941    5,394,511
         1999-2000                      10,568,835    5,731,107    4,837,728
         Later years                    84,945,834   51,838,150   33,837,728
                                      ------------ ------------  -----------
            Total                     $145,717,358  $81,776,195  $63,941,163
                                      ============ ============  ===========

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


14. Leases (continued)
                                        Minimum       Minimum        Net
                                      payments (A)  receipts (B)   minimum
                                      ------------  -----------  -----------
    Summary:
     Building leases                  $141,084,573  $81,582,941  $59,501,532
     Equipment leases                    4,632,785      193,054    4,439,531
                                      ------------  -----------  -----------

         Total                        $145,717,358  $81,776,195  $63,941,163
                                      ============  ===========  ===========

    (A) Minimum payments are those required by the Company over the terms of the significant leases.

    (B) Minimum receipts are those to be received by the Company from sublease agreements.

         Nineteen of the subleases as of September 29, 1995, are insured by the Company's foreign subsidiary, UGIC, Ltd. The annual rental for these leases is approximately $1,900,000. The total remaining minimum payments over the lease term for these same leases is approximately $26,900,000.

    The Company has sale-leaseback transactions for four cash and carry outlets. The sales resulted in deferred gains of approximately $1,200,000 which are being amortized over the leaseback period of fifteen years. The total remaining lease commitments are approximately $4,250,000 over fifteen years with an annual rental of approximately $310,000.

15.  Supplemental cash flow information

                                      1995            1994            1993
                                  -----------     -----------     -----------
   Supplemental disclosures:
    Cash paid during the
     year for:
      Interest                    $11,753,143     $ 8,898,144     $ 8,292,247
      Income taxes - net
        of refunds                    341,836         336,810         647,836

   Supplemental schedule of
    noncash investing and
    financing activities:
     Patronage dividends payable
      in common stock               1,703,103       1,864,432       1,415,823

16.    Affiliated companies

   The Company owns interests in three separate affiliates which are accounted for on the equity method. All of these affiliates are in the grocery distribution business. One affiliate is a vendor that provides private label brand merchandise. The other affiliates operate retail grocery stores and are also members of the Company.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


16.    Affiliated companies (continued)

   An approximate summary of aggregate transactions with these affiliates is as follows:
                                      1995            1994
                                  -----------     -----------
       As of year end:
        Equity interest           $ 8,392,000     $ 7,832,000
        Accounts receivable         4,820,000       1,860,000
        Notes receivable            6,440,000       4,355,000
        Accounts payable           (4,930,000)     (6,006,000)
        Undistributed earnings      1,416,000       1,463,000

                                      1995            1994            1993
                                  -----------     -----------     ----------
       During the year ended:
        Increase in equity
         interest                 $   607,000     $ 6,094,000     $      --
        Sales                      91,447,000      22,945,000            --
        Purchases                  97,541,000      89,179,000      70,334,000
        Volume incentive rebate    (1,707,000)     (1,561,000)     (1,231,000)
        Refunds, rebates and
          allowances                3,013,000         701,000            --
        Equity interest
         income (loss)                (47,000)       (192,000)           --

   These affiliates and the Company's percentage of ownership are as follows:

       Western Family Holding Company                             22%
       C & K Market, Inc.                                         22%
       R.A.F.  Limited Liability Company                          50%

   All of these affiliates are privately held companies for which no ready market values are available. In management's opinion the equity interest as stated is equal to or less than the fair value of their interest in these affiliates.

17.    Concentrations of credit risk

   The Company holds its cash and cash equivalents in several banks located in the Pacific Northwest and a zero balance bank account located in the Midwest. Each bank is covered by FDIC insurance; balances in excess of coverage are not insured.

   As a cooperative, the majority of the Company's accounts receivable represent sales to its members who are located throughout the Pacific Northwest. These accounts are not generally secured by collateral but each member has stock holdings in the Company as well as patronage rebates which the Company could apply against account balances.

                     UNITED GROCERS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE THREE YEARS ENDED SEPTEMBER 29, 1995


17.    Concentrations of credit risk (continued)

   The Company makes store financing loans to members from time to time mainly to finance the acquisition of grocery store properties and equipment. These loans are represented by notes receivable which are secured by collateral consisting of personal property, securities and guarantees. See Note 18a. for sale of notes subject to limited recourse provisions.

   The insurance subsidiaries have investments primarily in federal securities and state municipal bonds which are backed by the full faith and credit of the respective governmental agency. See Note 2 for investment details.

18. Commitments and contingencies

    a. The Company has entered into various agreements under which it sells certain of its notes receivable from members subject to limited recourse provisions. These notes are secured by collateral which usually consists of personal property, securities and guarantees. The Company in turn receives a monthly service fee. In 1995, 1994 and 1993, the Company sold notes totaling approximately $20,800,000, $8,625,000 and $900,000, respectively. The balances of transferred notes that were outstanding and subject to recourse provisions were $28,537,400, $13,652,000 and $13,441,000 at September 29, 1995,
         September 30, 1994 and October 1, 1993, respectively.

    b. In connection with its loan activities to members, the Company has approved loan applications totaling approximately $12,700,000 for which funds have been committed, but not disbursed, as of September 29, 1995.

    c. The Company is guarantor of a covenant by a member as of September 29, 1995 totaling $300,000 with annual principal payments of approximately $50,000.

    d. The Company is a party to various litigation and claims arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company expects that the outcome of these matters will not result in a material adverse effect on the Company's consolidated financial position or results of operations.

19. Subsequent event

    In December 1995 the Company entered into a transaction to acquire certain assets and assume certain liabilities and property leases of a wholesale grocery operation in California. The approximate net book value purchase amount was $19,200,000. The approximate annual sales volume for this new operation is $300,000,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview

       During fiscal year 1995, net sales and operations increased 6.7% to $1,018.2 million. This compares to an 8.8% increase in 1994 to $954.2 million. Income before members' allowances, patronage dividends, and income taxes decreased $0.7 million to $22.0 million (2.16% of sales). This compares to $22.7 million (2.38% of sales) and $20.6 million (2.35% of sales) in 1994 and 1993 respectively.

       During 1995, the increase in net sales and operations was primarily attributable to the distribution segment which enjoyed increased Cash & Carry unit volume and increased sales from the Company's acquisition of Rich and Rhine, Inc. In addition, the insurance segment generated increased sales primarily due to increased premium volume from growth in policies issued. These gains in sales were offset by lower sales from company-owned retail stores.

       In 1995, the Company had increased profits within its distribution segment from its Cash & Carry and other nonmember distribution segment operations, and lower operating losses at company-owned retail stores. Within the insurance segment, profits increased from agency operations and lease insurance activities. These profit gains were offset by higher interest expenses due to higher borrowing rates and average levels of debt, increased operating expenses in the distribution segment, and increased property losses in Grocers Insurance Company.

       In December, 1995, United acquired the assets and related business of the wholesale division of Bay Area Foods, Inc., doing business as Market Wholesale Grocery. Estimated annual revenues from the acquired operations are approximately $300 million.

       In 1994, the increase in net sales and operations was primarily attributed to increased Cash & Carry unit volume, and increased equipment sales. These gains in sales were offset by lower premium income of the insurance segment. 1994 profit improvements were primarily due to increased profits from Cash & Carry and service income areas, and gains in insurance segment profits caused by improved loss experience. These gains in profits were offset by higher distribution segment operating expenses, increased member allowances paid, and operating losses in retail store operations.

Net Sales and Operations

       During 1995, sales of the Company's distribution segment increased 6.5% to $997.0 million. The sales gain was primarily due to increased Cash & Carry and equipment sales unit volume, and sales from Rich and Rhine, Inc. Price changes during 1995 impacted warehouse sales by 2.8%.

       Cash & Carry sales increased 15.0% to $206.3 million compared to $179.4 million in 1994. Sales at new units contributed 7.4% to the sales increase.

       Sales at company-owned retail stores, which are primarily acquired as a result of store finance operations, decreased $3.7 million to $42.5 million. During the year, the company acquired three stores, and disposed of three stores. As a result, the number of company-owned retail stores remained at four stores.

       In 1995, the insurance segment's net insurance premiums, commissions, and fees increased $4.0 million to $22.8 million. The increase was primarily attributed to increased policy volume, and earned lease insurance premiums.

       During 1994, distribution segment sales increased 5.9% to $936.2 million. The sales gain was primarily attributed to increased unit volume. The insurance segment's net premiums, commissions, and fees decreased $1.7 million due to lower commissions earned by Grocers Insurance Agency.

Gross Operating Income

       Gross operating income increased to $148.2 million (14.6% of sales) in 1995 from $137.5 million (14.4% of sales) in 1994, and $127.5 million (14.5%
of sales) in 1993. The increase in gross operating income was due to higher unit sales, gross margin improvements in Cash & Carry operations from centralized pricing controls, and higher insurance commissions, fees, and lease insurance premiums. These improvements were offset by higher property loss experience in Grocers Insurance Company, and lower retail store sales.

       In 1995, loss and loss adjustment expenses were 74.7% of total premium income, compared to 64.7% and 83.3% in 1994 and 1993, respectively.

Operating, Selling, and Administrative Expenses

       In 1995, operating, selling, and administrative expenses increased $8.3 million to $111.8 million (11.0% of sales). In 1994 and 1993, these expenses were $103.5 million (10.9% of sales), and $97.5 million (11.1% of sales), respectively. The components of these expenses are summarized below:

                                  Percent of Total Sales
                                 1995      1994      1993
                                  ----     ----      ----
Salaries & Wages                  6.1       6.0       6.3
Rents, Maintenance, and Repairs   1.7       1.7       1.6
Taxes, Other Than Income          0.8       0.9       0.9
Utilities, Supplies, & Services   1.1       1.6       1.5
Other Expenses                    1.0       0.5       0.5
Provision for Doubtful Accounts   0.2       0.2       0.3
                                 ----      ----      ----
Total                            11.0      10.9      11.1


        During 1995, total operating, selling, and administrative expenses increased primarily due to higher unit volume in both the distribution and insurance segments, higher software expenses, and amortization of covenants not to compete and goodwill relating to recent acquisitions.

        Insurance segment operating expenses decreased to 32.3% of segment net sales and operations. In 1994 and 1993, insurance segment operating expenses were 36.3% and 26.4% of segment net sales and operations, respectively.

        Provision for doubtful accounts was $1.9 million (0.2% of sales) in 1995. This compares to $2.0 million (0.3% of sales) and $2.2 million (0.3% of sales) in 1994 and 1993, respectively.

        Interest expense increased $3.6 million to $12.8 million (1.3% of sales) in 1995. This increase was due to higher levels of average debt, as well as higher average borrowing rates.

Member Allowances and Dividends

        In 1995, total member allowances and dividends decreased 1.6% to $19.9 million (2.0% of sales). In 1994, total member allowances and dividends increased 9.9% to $20.2 million (2.1% of sales).

        Total member allowances and dividends as a percent of member sales decreased to 2.84% in 1995, compared to 2.90% in 1994, and 2.75% in 1993.

Net Income and Income Taxes

        In 1995, income before taxes was $2.2 million (0.2% of sales) compared to $2.6 million (0.3% of sales) and $2.3 million (0.3% of sales) in 1994 and 1993, respectively.

        Net income after taxes was $1.4 million (0.1% of sales) in 1995, a decrease of $0.2 million from $1.6 million (0.2% of sales) and $1.7 million (0.2% of sales) in 1994 and 1993, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow From Operating Activities

      In 1995, the Company used $14.9 million in cash in its operating activities. Increases in accounts receivable and inventories as a result of increased volume and acquisitions, and investments by the Company in its new information services platform were the major factors contributing to the use of cash in operations.

Cash Flow From Investing Activities

      In 1995, the Company used $2.9 million in its investing activities, a decrease of $13.4 million from the $16.3 million used in 1994. Cash requirements of the Company's retail member finance activities were reduced in 1995 due to a $12.2 million increase in proceeds from the sale of member loans under its Note Purchase Agreement during the year. Purchases of property and equipment increased to $10.4 million from $5.3 million in 1994.

      In fiscal year 1995, anticipated capital expenditures will approximate $5.0 million, representing $1.0 million in replacement assets, $2.0 million for new Cash & Carry units, and $2.0 million in continuing investments in upgraded operations software.

Cash Flow From Financing Activities

      In 1995, the Company provided $17.8 million from its financing activities by increasing its levels of senior debt to fund its operations.

Capital Structure and Resources

      The following table summarizes the Company's capital structure for the last two years:
                                 Year Ended
                  -------------------------------------------------
                  September 29, 1995       September 30, 1994
                       $000      %              $000      %
                  ------------------      ------------------
Average Short Term
Borrowings             $42,632   20.6           $34,775   17.7

End of Year Amounts
Senior Term Debt       $68,135   32.9           $67,597   34.4
Subordinated Debt      $53,844   26.0           $53,848   27.4
Equity                 $42,357   20.5           $40,425   20.5

Total                  206,968   100.0          $196,645  100.0

   In 1995, the Company's capital structure shifted towards greater use of short-term borrowings, due to increased funding needs. The present components of the capital structure are within the Company's long-term targets for funding sources.

   In 1995, the Company's working capital increased $7.2 million to $52.5 million. The Company's main sources of funds include earnings, member capital stock, capital investment notes, bank debt, private placement debt, and note purchase programs. As of September 29, 1995, the Company had $24.5 million in unused credit lines available. In addition, the Company had $8.4 million available under its Note Purchase Agreement.

   The Company purchased the net assets of the wholesale operations of Bay Area Foods, Inc., on December 14, 1995, for approximately $21 million. Funding for the acquisition was provided by increased bank credit. The Company anticipates refinancing the additional bank credit with new senior debt or the securitization of eligible trade accounts receivable.

   Grocers Insurance Company investments are held to support the payment of claims. These investments are not available to the Company to meet its capital needs due to restrictions imposed by insurance regulators regarding intercompany loans and advances.

   In addition, state regulators require that Grocers Insurance Company maintain minimum amounts of capital and surplus. As a result of these regulatory requirements, $4.6 million of Grocers Insurance Company's equity may not be paid as dividends to the Company.